                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.


Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

Forward-looking Statements

This release contains "forward-looking statements" (as that phrase is used in
Section 21E of the Securities Exchange Act of 1934) related to iPrint's plans and expectations about its proposed combination with Wood Associates and the anticipated benefits thereof. Actual results could differ materially from those stated or implied in the company's forward-looking statements because of risks and uncertainties associated with the proposed combination, including, without limitation, the completion of the transaction, the ability of the two companies to successfully integrate their managements and operations, the success of the combined company increasing its customer base and leveraging that base to generate revenue, and the status of iPrint's Nasdaq listing. In addition, the projected financial information contained in this release is subject to additional risks and uncertainties, including, but are not limited to, lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure. In addition, iPrint's forward-looking statements should be considered in the context of other risk factors discussed in its Securities and Exchange Commission filings, including its most recent Forms 10-Q and 10-K, available for viewing on its Web site. (To access this information, click on "Investor Relations," "SEC Filings.")
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Contact: Sonya Chan
         Director of Communications
         iPrint Technologies, inc.
         SChan@iPrint.com
         ----------------
         650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------


                  iPRINT TO OFFER E-PRINTING SERVICES THROUGH
                        ARIBA COMMERCE SERVICES NETWORK

   iPrint's Ariba Ready Status Enables Technology Integration into Popular
                           E-procurement Environment

(Menlo Park, CA - June 27, 2001) - iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider, today announced that its e-printing services have received Ariba(R) Ready(TM) certification from Ariba Inc. (Nasdaq: ARBA). Ariba Ready is a program that helps ensure smooth business integration and interoperability between buyers and suppliers accessing the Ariba(R) Commerce Services Network(TM) (Ariba CSN). The agreement allows iPrint to seamlessly implement its proprietary XML-PrintBuyer(TM) technology and print procurement services with buyers and market makers worldwide.

iPrint will utilize Ariba PunchOut, allowing enterprise customers to access their own dedicated e-Print Center, directly from their Ariba application, where they can customize and order items such as business cards, stationery, and promotional merchandise for purchase. This gives customers the ability to lock down logos and taglines to maintain brand integrity.

iPrint integrates e-printing technology into enterprise e-procurement systems, helping corporations reduce operating costs and streamline the commercial print-buying process--without incurring implementation costs. Through Ariba CSN, customers can "punchout" from the Ariba(R) Buyer(TM) application to the iPrint site as a single, secure, Internet-based point of access and integration, enabling iPrint to more efficiently and cost-effectively create and maintain its corporate relationships, move business transactions online and conduct business with clients globally.

"To succeed in today's economy, companies must be able to access electronic environments where they can easily interact with customers and suppliers," said Cindy Elkins, VP and general manager, Supplier and Content Solutions for Ariba. "The Ariba CSN enables iPrint to offer its streamlined e-printing and print procurement services to thousands of global buyers, across diverse industries, who already use the network."

"The Ariba CSN is perfectly suited for our e-printing services," said Tom Haley, Vice President, Enterprise Systems Group for iPrint Technologies, inc. "We can now access a large network of potential clients whom we can quickly add as e-procurement partners thanks to a robust integration infrastructure and seamless supply chain management capabilities. Most importantly, iPrint's efficiencies, cost savings and minimal implementation time help improve the overall ROI of our partners' existing e-procurement efforts."

To qualify for Ariba Ready status, a supplier must demonstrate scalable processes for managing digital transactions between the Ariba CSN and their eCommerce environment. Ariba Ready uses a well-defined process and consistent measurement standards to validate the level of integration. Ariba developed these processes and measurements in conjunction with Arthur Andersen, Ariba's third party provider of testing and validation services.

In addition to creating systems for corporations to manage their commercial print procurement, iPrint offers specialized commercial printing services such as facilitating the printing of brochures, promotional and apparel items, bound documentation, and direct mail and fulfillment services. Printing is completed through iPrint's extensive network of commercial printing partners or via direct output to existing vendors.

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
---------------------

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)


iPrint is a registered trademark of iPrint Technologies, inc. Ariba is a registered trademark of Ariba, Inc. in the United States and in other countries. Ariba Commerce Services Network and Ariba Buyer are trademarks of Ariba Inc.
All other trademarks are property of their respective owners.